AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

40-33

May 24, 2007

**VIA CERTIFIED MAIL/RRR**

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M International Funds, Inc. (1940 Act Registration No. 811-6463)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **Memorandum and Order** in *T.K. Parthasarathy, et al. v. T. Rowe Price International Funds, Inc., et al.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
JUN 25 2007
THOMSON
FINANCIAL

Enclosures

cc: Ms. Kimberly Garber, SEC – Fort Worth
Ms. Sandra Gonzalez, SEC – Fort Worth

SEC MAIL PROCESSING
RECEIVED
MAY 29 2007
WASH., D.C. 190 SECTION

07055178

S:\srr\Litigation\Parthasarathy v. AIM\Correspondence\L-052407SEC.doc
052407 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

**T.K. PARTHASARATHY, et al., individually and on behalf of all others similarly situated,**

**Plaintiffs,**

**vs.**

**T. ROWE PRICE INTERNATIONAL FUNDS, INC., a Corporation, et al.,**

**Defendants.**

**Case No. 06-cv-943-DRH**
**Consolidated with Case No. 06-cv-1008-DRH**

## MEMORANDUM and ORDER

**HERNDON, District Judge:**

This matter is before the Court sua sponte for purposes of docket control. For the following reasons, these proceedings are **STAYED**.

These consolidated cases, which are the successors to a matter previously on the Court's docket, *Parthasarathy v. T. Rowe Price International Funds, Inc.*, Case No. 03-cv-673-DRH (S.D. Ill. filed Oct. 16, 2003), have been removed from the Circuit Court of the Third Judicial Circuit, Madison County, Illinois, to this Court pursuant to the Securities Litigation Uniform Standards Act of 1998 ("SLUSA"), Pub. L. 105-353, 112 Stat. 3227 (codified at 15 U.S.C. § 77p(b)-(f) and 15 U.S.C. § 78bb(f)). Pending before the Court are motions for remand to state court based on lack of federal subject matter jurisdiction and procedural defects in removal brought by Plaintiffs T.K. Parthasarathy, Edmund Woodbury, Stuart Allen Smith, and Sharon Smith (Doc. 9, 23). Also pending before the Court are motions to dismiss Plaintiffs' claims pursuant to SLUSA brought by Defendants T. Rowe Price International Funds, Inc., T. Rowe Price

International, Inc., Artisan Funds, Inc., Artisan Partners Limited Partnership, AIM International Funds, Inc., and AIM Advisors, Inc. (Doc. 16, 19). Additionally, Defendants have moved for oral argument on Plaintiffs' request for remand to state court and on Defendants' request for dismissal of Plaintiffs' claims under SLUSA (Doc. 32).

The Court's review of the record in this matter suggests that federal subject matter jurisdiction is proper pursuant to SLUSA. *See Potter v. Janus Inv. Fund*, No. 06 CV 929 DRH, 06 CV 997 DRH, 2007 WL 1056676, at **3-9 (S.D. Ill. Apr. 6, 2007) (holding in an action involving claims and a procedural history substantially identical to those presented by in this instance that federal subject matter jurisdiction was proper under SLUSA). *See also Disher v. Citigroup Global Mkts., Inc.*, Civil Nos. 07-132-GPM, 07-185-GPM, 2007 WL 1357112, at *6, *8, **9-10 (S.D. Ill. May 3, 2007) (citing *Merrill Lynch, Pierce, Fenner & Smith, Inc. v. Dabit*, 126 S. Ct. 1503, 1507, 1509-15 (2006)). However, the Court believes also that the removal is procedurally defective in this instance. *See Potter*, 2007 WL 1056676, at **10-15 (holding that removal under SLUSA of claims with a procedural history substantially identical to those asserted in this case was procedurally defective); *Dudley v. Putnam Inv. Funds*, 472 F. Supp. 2d 1102, 1107-13 (S.D. Ill. 2007) (same). *But cf. Spurgeon v. Pacific Life Ins. Co.*, Nos. 06-cv-0983-MJR, 06-cv-0925-MJR, 2007 WL 685943, at **4-6 (S.D. Ill. Mar. 6, 2007) (denying remand of claims substantially identical to those asserted in this case on the grounds of procedural defects in removal and dismissing the claims pursuant to SLUSA).

Examination of both the Court's electronic docket and that of the United States Court of Appeals for the Seventh Circuit discloses that the defendants in *Potter* and *Dudley* have filed appeals from the orders remanding those cases to state court by reason of procedural defects in removal. *See* Fed. R. Evid. 201; 21B Charles Alan Wright & Kenneth W. Graham, Jr., *Federal Practice & Procedure* § 5106.4 (3d ed. & Supp. 2007) ("[S]ince the enactment of Rule 201 federal courts notice the records of any court, state or federal.") (collecting cases). *See also Dulaney v. United States*, 472 F. Supp. 2d 1085, 1086 (S.D. Ill. 2006) (citing *Bova v. U.S. Bank, N.A.*, 446 F. Supp. 2d 926, 930 n.2 (S.D. Ill. 2006)) ("[A] court may judicially notice public records and government documents, including those available from reliable sources on the Internet."). *Cf. Cohee v. McDade*, 472 F. Supp. 2d 1082, 1083 (S.D. Ill. 2006) (a court may judicially notice the file in a related case). In addition to the appeals by the defendants in *Dudley* and *Potter*, the plaintiffs in *Spurgeon* have appealed from the denial of their motion for remand, while the plaintiffs in *Potter* have cross-appealed from this Court's determination that federal subject matter jurisdiction is proper in that case under SLUSA.[1]

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1. The Court notes that, as a rule, "[a] cross-appeal . . . is not necessary to challenge the subject-matter jurisdiction of the district court, under the well-established rule that both district court and appellate courts are obliged to raise such questions on their own initiative." 15A Charles Alan Wright, Arthur R. Miller & Edward H. Cooper, *Federal Practice & Procedure* § 3904 (collecting cases). *See also Sherman v. Community Consol. Sch. Dist. 21 of Wheeling Township*, 980 F.2d 437, 440 (7th Cir. 1992) (rejecting the plaintiffs' contention that the defendants waived challenges to the district court's subject matter jurisdiction by failing to bring a cross-appeal: "The [plaintiffs] overlook the enduring principle that judges must consider jurisdiction as the first order of business, and that parties must help the courts do so."). The Court notes also that, as a matter of standing, a party cannot appeal when, as here, that party has been granted all of the relief it sought in a trial court so that there is no relief a reviewing court can grant to that party. "Litigants who take offense at statements in an opinion, or who believe that the judge committed a legal error, but who cannot show how the judgment injured them in a way the court of appeals can correct, are not proper appellants." *Grinnell Mut. Reinsurance Co. v. Reinke*, 43 F.3d 1152, 1154 (7th Cir. 1995). *See also Pollution Control Indus. of Am., Inc. v. Van Gundy*, 979 F.2d 1271, 1273 (7th Cir. 1992) (quoting *California v. Rooney*, 483 U.S. 307, 311 n.2 (1987)) (holding that a plaintiff lacked standing to appeal from a non-reviewable dismissal without prejudice even though certain portions of the dismissal order established the law of the case in a manner potentially adverse to the plaintiff: "[L]aw-of-the-case doctrine provides no justification for our granting review."); *Abbs v. Sullivan*, 963 F.2d 918, 924 (7th Cir. 1992) ("But a winner cannot appeal a judgment merely because there are passages in the court's opinion that displease him – that may indeed come back to haunt him in

It seems likely that the Seventh Circuit Court of Appeals' decisions in the pending appeals and/or cross-appeals in *Dudley*, *Spurgeon*, and *Potter* will have significant effect on the ultimate disposition of the instant matter. Accordingly, the Court concludes that a stay of these proceedings is proper pending resolution of the proceedings in the Seventh Circuit Court of Appeals in *Dudley*, *Spurgeon*, and *Potter*. The power to issue a stay is "incidental to the power inherent in every court to control the disposition of the causes on its docket with economy of time and effort for itself, for counsel, and for litigants." *Walker v. Monsanto Co. Pension Plan*, 472 F. Supp. 2d 1053, 1054 (S.D. Ill. 2006) (quoting *Landis v. North Am. Co.*, 299 U.S. 248, 254 (1936)) (internal citation omitted) (granting a partial stay of proceedings pending resolution of a petition for a writ of certiorari in a controlling case). *See also Disher v. Citigroup Global Mkts., Inc.*, Civil No. 04-308-GPM, 2007 WL 1231632, at *5 (S.D. Ill. Apr. 24, 2007) (quoting *G. Heileman Brewing Co. v. Joseph Oat Corp.*, 871 F.2d 648, 652 (7th Cir. 1989)) (noting that federal courts have inherent power in addition to the powers enumerated in the Federal Rules of Civil Procedure, but that such power must be exercised "in a manner that is in harmony with" applicable procedural rules). The decision to issue a stay rests within the Court's discretion, subject to the requirement that such discretion be exercised in a manner that is consistent with equity and judicial economy. *See Square D Co. v. Showmen Supplies, Inc.*, No. 2:06CV426, 2007 WL 1430723, at *2 (N.D. Ind.

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a future case."). *Accord United States v. Good Samaritan Church*, 29 F.3d 487, 488-89 (9th Cir. 1994) (quoting *Electrical Fittings Corp. v. Thomas & Betts Co.*, 307 U.S. 241, 242 (1939)) (as a general rule, a prevailing party cannot appeal from a district court judgment in its favor, save when the prevailing party is aggrieved by the collateral estoppel effect of a district court's rulings that are necessary to the judgment: "A party may not appeal from a judgment or decree in his favor, for the purpose of obtaining a review of findings he deems erroneous which are not necessary to support the decree."). Of course, these are matters for the Seventh Circuit Court of Appeals, not this Court, to resolve.

May 14, 2007); *Sanders v. Merck & Co.*, Civil No. 07-64-GPM, 2007 WL 924497, at *2 (S.D. Ill. Mar. 27, 2007); *Smith v. Merck & Co.*, 472 F. Supp. 2d 1096, 1097 n.1 (S.D. Ill. 2007); *George v. Kraft Foods Global, Inc.*, No. 06-cv-798-DRH, 2006 WL 3842169, at *1 (S.D. Ill. Dec. 22, 2006); *Walker v. Merck & Co.*, No. 05-CV-360-DRH, 2005 WL 1565839, at *2 (S.D. Ill. June 22, 2005).

The Court sua sponte will stay these proceedings. If the appeals in *Dudley* and *Potter* ultimately result in reversal of the remand orders in those cases, these consolidated cases will be dismissed. *See Potter*, 2007 WL 1056676, at **3-9 (explaining why claims substantially identical to the claims at bar are precluded under SLUSA); *Spurgeon*, 2007 WL 685943, at **4-6 (same). If, however, the remand orders are permitted to stand, the Court will remand the instant claims to state court for ultimate resolution of the issue of whether the claims are precluded under SLUSA and, presumably, dismissal pursuant to the statute. *See Potter*, 2007 WL 1056676, at **13-15; *Dudley*, 472 F. Supp. 2d at 1112-13 (citing *Kircher v. Putnam Funds Trust*, 126 S. Ct. 2145, 2156-57 (2006)). *See also Disher*, 2007 WL 1231632, at **8-9. Accordingly, this matter is hereby **STAYED** pending resolution of the appeals and/or cross-appeals in *Dudley*, *Spurgeon*, and *Potter*.

**IT IS SO ORDERED.**

Signed this 23rd day of May, 2007.

/s/ David RHerndon
**United States District Judge**



END